FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         February 6, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 6th day of February, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ENGAGES DUNDEE SECURITIES

VANCOUVER, B.C., FEBRUARY 6, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is pleased to announce that it has engaged Dundee Securities Corporation with respect to an equity offering of up to Cdn$8 million, with an over-allotment option for an additional Cdn$1 million, and a secured bridge loan of not less than Cdn$2 million.

Dundee Securities, a leading independent brokerage firm, has agreed to act as the Company’s selling agent in connection with a prospectus offering of units, raising up to Cdn$9 million. Each unit will consist of one common share of the Company and one-half of a share purchase warrant with each whole warrant entitling its holder to purchase one additional common share of the Company. The issue price of the units and the exercise price of the warrants will be set when the Company files its prospectus. Dundee Securities will be paid a cash commission of 7.0% of the gross proceeds raised in connection with the offering and will receive broker warrants entitling it to purchase common shares of the Company in an amount equal to 7.0% of the number of units sold. Such broker warrants will be exercisable at a price per share to be determined in accordance with the rules of the Toronto Stock Exchange. A portion of the net proceeds of the offering will be used to repay a bridge loan to be arranged by Dundee Securities. The remaining net proceeds of the offering will be used primarily for general working capital to fund the production, marketing and distribution of the Company’s beverage products.

Dundee Securities has also agreed to use its best efforts to arrange a bridge loan for the Company in an amount of not less than Cdn$2 million. Dundee Securities will receive a 7.0% cash fee for arranging the loan and will receive 250,000 broker warrants, each of which will entitle Dundee Securities to purchase one common share of the Company at an exercise price to be determined in accordance with the rules of the Toronto Stock Exchange. The net proceeds of the bridge loan will be used for general working capital.

Each financing remains subject to regulatory approval.

“We are pleased to have engaged a prestigious national firm such as Dundee Securities to lead our public financing. Completion of this public financing will assist Clearly Canadian in continuing with its business plan, including national consumer sweepstakes, strong tactical regional sales programs designed to drive sales, supported by a substantially improved distribution system in North America,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s ability to complete the equity and debt financings referred to in this news release and the Company’s analysis of its cash flow requirements as well as its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Valerie Samson, Communications (e-mail: vsamson@clearly.ca)

CLEARLY  CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its
wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®
and TRE LIMONE®.